Exhibit 99.1

To the shareholders of

NLS Pharmaceutics AG, Stans, Switzerland

Stans, 21 May 2021

Invitation to the

Ordinary Shareholders’ Meeting of NLS Pharmaceutics AG, Stans

Dear Shareholder,

The board of directors of NLS Pharmaceutics AG (the “Board of Directors”), with registered office at Alter Postplatz 2, 6370 Stans, Switzerland (the “Company”) is pleased to invite you to the ordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

-	Date: 17 June 2021
-	Time: 4 pm (CET)
-	Place: At the premises of Wenger & Vieli AG, Dufourstrasse 56, 8008 Zurich, Switzerland.

Due to the current restrictions resulting from the global COVID-19 pandemic, the meeting will be held in accordance with art. 27 para. 1 letter b COVID-19-Ordinance 3, i.e., without physical presence of the shareholders. Shareholders will have the possibility to exercise their shareholder rights only through the independent proxy. Although you will not attend the meeting, your vote is important.

Please find enclosed to your individual invitation a Proxy Card. The agenda items to be voted on and the voting instructions for the proxy are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Election of the independent proxy

Proposal

The Board of Directors proposes to elect KBT Treuhand AG Zürich, Zimmergasse 16, 8008 Zurich, Switzerland (represented by Sandro Müller), as independent proxy until the next annual ordinary shareholders’ meeting.

2.	Approval of the statutory financial statements of the Company for the business year 2020

Proposal

The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2020.

3.	Appropriation of the Balance Sheet Results 2020

Proposal

The Board of Directors proposes that the shareholders approve that the net loss of CHF 3,465,674 for the business year 2020 is added to the loss brought forward of CHF 3,804,905 resulting in a new balance of loss brought forward of CHF 7,270,579.

4.	Discharge of the Members of the Board of Directors and the Executive Management

Proposal

The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2020.

Furthermore, the Board of Directors notes the resignation of Pascal Brenneisen as a member of the Board of Directors with effect as of 28 February 2021 and proposes, that he shall be granted discharge for the business year 2020.

5.	Re-elections of the Board of Directors

Proposal

The Board of Directors proposes to re-elect Ronald Hafner as Chairman of the Board of Directors and Alexander Zwyer, Myoung-Ok Kwon and Stig Lökke Pedersen as members of the Board of Directors for another term lasting until the next annual ordinary shareholders’ meeting.

6.	Election of a new member of the Board of Directors

Proposal

The Board of Directors proposes to elect Gian-Marco Rinaldi Diaz de la Cruz, from Lugano, in Zurich, as a new member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

Explanation

In the opinion of the Board of Directors, the candidate presented for election as proposed by the Board of Directors has the required expertise to adequately supervise all activities undertaken by the persons entrusted with the Executive Management.

7.	Election of the members of the Compensation, Nomination and Governance Committee

Proposal

The Board of Directors proposes that Ronald Hafner and Myoung-Ok Kwon shall be elected as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

8.	Re-election of the Auditors

Proposal

The Board of Directors proposes to re-elect PricewaterhouseCoopers AG, Zurich, as auditor of the Company for another term lasting until the next annual ordinary shareholders’ meeting.

9.	Compensation for the Members of the Board of Directors and Executive Management

9.1	Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the following term of office

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 105,000 (cash base compensation plus social security costs) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

9.2	Approval of the maximum aggregate amount of the equity compensation of the Board of Directors for the following term of office

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 1,214,680 (equity or equity linked instruments plus social security costs) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

9.3	Approval of the maximum aggregate amount of the fixed compensation of the Executive Management for the financial year 2022

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 1,220,400 (cash compensation plus social security costs) for the fixed compensation of the members of the Executive Management for the financial year 2022.

9.4	Approval of the maximum aggregate amount of the variable compensation of the Executive Management for the financial year 2022

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 472,500 (cash compensation plus social security costs) for the variable compensation of the members of the Executive Management for the financial year 2022.

9.5	Approval of the maximum aggregate amount of the equity compensation of the Executive Management for the financial year 2022

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 2,818,050 (equity or equity linked instruments plus social security costs) for the members of the Executive Management for the financial year 2022.

Administrative Information

Please note the following instructions with respect to the participation in the Ordinary Shareholders’ Meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent VStock Transfer, LLC as of April 30, 2021, 10 pm CET (reporting date) are entitled to exercise their shareholder rights with respect to the Ordinary Shareholders’ Meeting. During the period from May 1, 2021 until and including 17 June 2021, no entries of shares will be made in the shareholder register.

2.	No physical attendance

In light of the current epidemic situation in Switzerland and the corresponding legal basis, there will be no physical attendance of shareholders at the Ordinary Shareholders’ Meeting. Based on art. 27 para. 1 letter b COVID-19-Ordinance 3 the shareholders will have the possibility to exercise their shareholders’ rights through the independent proxy only.

3.	Voting (Instructions to Independent Proxy)

Shareholders may only be represented by the independent proxy, KBT Treuhand AG Zürich, Zimmergasse 16, 8008 Zurich, Switzerland (represented by Sandro Müller). The independent proxy will be physically present at the Ordinary Shareholders’ Meeting to vote on behalf of the shareholders who issued instructions to him.

If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors.

In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than 14 June 2021 (received by 12:00 CET).

4.	Documents

As of May 14, 2021, the statutory financial statements including the report of statutory auditors, for the financial year 2020 accessed on our website at: https://nlspharma.com/investors/financial-information/

All documents have likewise been laid out for inspection at the headquarters of the Company.

Yours sincerely,
On behalf of the Board of Directors of NLS Pharmaceutics AG

Ronald Hafner, Chairman

Enclosures:
- Proxy Card (with return envelope)
- CV of Gian-Marco Rinaldi Diaz de la Cruz

Gian-Marco Rinaldi Diaz de la Cruz

Address:	Wehrlisteig 21, 8049 Zurich

Mobile and mail:	+41 79 468 75 39 / gian-marco.rinaldi@finad.com

Date of birth/origin:	22 May 1968 / Lugano

Languages:	German (native)	Spanish (fluent)
	English (fluent)	French (spoken)
Italian (fluent)

Civil status	Married, one child

WORK EXPERIENCE

Since 2009	Equity Partner Finad AG, Multi Family Office
Advisor in financial matters with focus on Private Equity, asset management, succession planning, international tax and estate planning.

2007 – 2009	Clariden Leu, Managing Director
Global responsibility to develop and lead an advisory platform for Key Clients (UHNWI) of the bank in corporate finance, structured finance, capital market transactions, international tax and estate planning, philanthropy. Member of the managing committee division Switzerland and CEO of a Private Equity subsidiary of the bank.

2000 - 2007	Credit Suisse Solution Partners, Managing Director
Platform to advise UHNWI on structured and corporate finance, escrows, out-of-the-box transactions, taxes, philanthropy, exclusive investment opportunities and capital market transactions. Executive board member and CEO of two Credit Suisse subsidiaries with total assets of > CHF 600 million.

1995 – 2000	UBS
Manager distressed assets in Corporate Banking. Responsible for key accounts in the hotel industry in Switzerland.

1995	Danzas
Regular employment in the CFO department.

EDUCATION

1998 – 1999	Master of Advanced Studies at University of Applied Sciences Nordwestschweiz

1995	Master in law at University of Zurich 1996

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Polls will close at 6:00 am EST on June 14, 2021.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. ALL VOTES MUST BE RECEIVED BY JUNE 14, 2021.

Annual General Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote of “FOR” for Proposals 1-9.5

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

1.	Election of KBT Treuhand AG Zürich, Zimmergasse 16, 8008 Zürich, Switzerland (represented by Sandro Müller), as independent proxy until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Approval of the statutory financial statements of the Company for the business year 2020.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Approval that net loss of CHF 3,465,674 for the business year 2020 is added to the loss brought forward of CHF 3,804,905 resulting in a new balance of loss brought forward of CHF 7,270,579.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Discharge of the members of the Board of Directors and the Executive Management for the business year 2020.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.1.	Re-election of Ronald Hafner as Chairman of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.2.	Re-election of Alexander Zwyer as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.3.	Re-election of Myoung-Ok Kwon as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.4.	Re-election of Stig Lökke Pedersen as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	Election of Gian-Marco Rinaldi Diaz de la Cruz as a new member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(Continued on Reverse)

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999	90.00

NLS PHARMACEUTICS LTD.

Annual Meeting of Shareholders

June 17, 2021

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich represented by Sandro Mueller and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Thursday, June 17, 2021, at the premises of Wenger & Vieli AG, Dufourstrasse 56, 8008 Zürich, Switzerland, at 4:00 p.m. CET (10:00 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 9.5.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law.”

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

7.1.	Election of Ronald Hafner as member of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.2.	Election of Myoung-Ok Kwon as member of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	Re-election of PricewaterhouseCoopers AG, Zurich, as auditor of the Company for another term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.1.	Approval of the maximum aggregate amount of CHF 105,000 (cash base compensation plus social security costs) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.2.	Approval of the maximum aggregate amount of CHF 1,214,680 (equity base compensation plus social security costs) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.3.	Approval of the maximum aggregate amount of CHF 1,220,400 (cash compensation plus social security costs) for the fixed compensation of the members of the Executive Management for the financial year 2022.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.4.	Approval of the maximum aggregate amount of CHF 472,500 (cash compensation plus social security costs) for the variable compensation of the members of the Executive Management for the financial year 2022.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.5.	Approval of the maximum aggregate amount of CHF 2,818,050 (equity base compensation plus social security costs) for the members of the Executive Management for the financial year 2022.

☐ FOR	☐ AGAINST	☐ ABSTAIN